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                               September 24, 2020

       Eric Chin
       Chief Financial Officer
       Apollo Medical Holdings, Inc.
       1668 S. Garfield Avenue, 2nd Floor
       Alhambra, CA 91801

                                                        Re: Apollo Medical
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            File No. 001-37392

       Dear Mr. Chin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis
       Liquidity and Capital Resources, page 56

   1.                                                   Your existing
discussion of operating cash flows on page 57 focuses exclusively on how operating cash flows
were derived in each period rather than a comparative analysis of a material change in
components comprinsing operating activities between comparable periods. In this
regard, an analysis should be on the reason(s) net cash of operating activities decreased
between comparable periods. The analysis should address the
                                                        significant drivers
underlying the change and how they impact operating cash. Refer to section III.D of
Release No. 33- 6835 and section IV.B.1 of Release No. 33-8350 for guidance.
       Consolidated Balance Sheets, page 69

   2. Please disclose on the face of the balance sheets the assets that can be used only to settle
 Eric Chin
Apollo Medical Holdings, Inc.
September 24, 2020
Page 2
         obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the company. Refer to ASC
810-10-45-25.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at (202) 551-
3849 with any questions.



FirstName LastNameEric Chin                                    Sincerely,
Comapany NameApollo Medical Holdings, Inc.
                                                               Division of
Corporation Finance
September 24, 2020 Page 2                                      Office of Trade
& Services
FirstName LastName